September 27, 2024

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street NE
Washington, D.C. 20549

Attn: Tyler Howes
James Lopez

Re: System1, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Filed March 15, 2024
File No. 001-39331

Dear Messrs. Howes and Lopez:

This letter responds to the letter of the staff (the “Staff”) of the United States Securities and Exchange Commission, dated September 20, 2024, addressed to Michael Blend, Chief Executive Officer of System1, Inc. (the “Company”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

For the convenience of the Staff, we first provide each comment received from the Staff, which has been reproduced in full from the Staff’s letter, provided in bold, italics, and followed by the Company’s corresponding response to the Staff’s comment.

1.We note you have checked the box stating that your filing contains error corrections to previously issued financial statements that required a recovery analysis of incentive-based compensation received by your executive officers. However, we do not note any disclosure related to your recovery analysis. Please provide the information required by Item 402(w) of Regulation S-K.

RESPONSE: The Company acknowledges that it inadvertently did not provide the required disclosure related to the recovery analysis and any conclusions resulting therefrom. The Company conducted a recovery analysis of incentive-based compensation received by some of our executive officers during the fiscal year ended December 31, 2023, to ascertain whether any adjustments were required as a result of error corrections to our financial results during that year. The recovery analysis concluded that no adjustments to executive compensation were required, given that error corrections did not impact any of the measures by which we compensate our executives. The Company is concurrently filing an amendment to its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 on Form 10-K/A to include the previously omitted disclosure related to such recovery analysis required to be included in Item 11 thereto.

Should the Staff have additional questions or comments regarding the foregoing letter, please do not hesitate to contact me at (909) 720-6902 or via email at tridi@system1.com.

***

Very truly yours,

System1, Inc.

/s/ Tridivesh Kidambi
Tridivesh Kidambi
Chief Financial Officer

cc: Michael Blend, Chief Executive Officer
Steven B. Stokdyk, Latham & Watkins LLP